SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR COMMENTS ON BRITISH AIRWAYS TAKEOVER OF BMI

Ryanair, Britain's favourite airline, today (22nd Dec) commented on IAG's (BA) takeover of BMI (British Midland) as a further logical development in the consolidation of Europe's airlines into five main airline groups (Air France, BA, easyJet, Lufthansa and Ryanair).  While the merger gives British Airways greater control over takeoff and landing slots at one of Europe's most congested airports (Heathrow), Ryanair believes that this increased concentration merely reflects the already large concentration which Lufthansa has at Frankfurt Main Airport and Air France has at Paris Charles de Gaulle.

Ryanair will be an interested observer in how quickly the regulatory authorities incl. the European Commission in Brussels and the OFT in London will rubberstamp this merger of BA and British Midland, which will be in marked contrast to the Commission's 2007 prohibition of Ryanair's offer for Aer Lingus, or the UK OFT's more recent (and in Ryanair's view, out of time) investigation of Ryanair's five year old, failed takeover offer for Aer Lingus.  As ever it appears there's one set of merger rules for flag carrier airlines in Europe and a different set of rules applied by the EU Commission and the OFT for Ryanair.

Finally, Ryanair believes that there was no basis for Richard Branson's objections to the BA/BMI merger, and his comments about monopolies are hard to reconcile with Virgin Atlantic's previous involvement in price fixing agreements with British Airways and other flag carriers.

Ryanair's Stephen McNamara said:

"We don't see any difficulty with British Airways acquiring BMI, giving it an even greater concentration of slots at London Heathrow.  It will be interesting to see how quickly the European Commission (and the UK's OFT) rubberstamps this deal, which will be in marked contrast to their objections to Ryanair's five year old failed takeover offer for Aer Lingus.  There is a remarkable contradiction in the UK and European regulatory authorities opposition to Ryanair's five year old failed offer for Aer Lingus, which would have given a joint Ryanair/Aer Lingus approx. 40% of the available slots at the empty Dublin Airport, yet they will quickly rubberstamp the BA/BMI merger, which will give IAG control over 53% of the slots at the heavily congested and slot restricted London Heathrow Airport.

"The IAG/BMI deal is a logical development in the consolidation of Europe's major airlines, and will be approved in exactly the same way we believe that a Ryanair/Aer Lingus merger should have been permitted in 2007, in order to secure Aer Lingus' future".

For further information
please contact:                       Stephen McNamara              Joe Carmody
                                                  Ryanair Ltd                            Edelman
                                                  Tel: +353-1-8121212          Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22, December, 2011
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary